Exhibit 99.1

COURT APPROVES SCHEMES

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) provides the following updates in relation to the proposed schemes of arrangement between Nova Minerals and its shareholders (Shareholders and Share Scheme) and Nova Minerals and holders of Nasdaq listed warrants (Listed Warrantholders and Warrant Scheme) (together, the Schemes) pursuant to which it is proposed that Nova Minerals Corp (US Holdco), will acquire all of Nova Minerals’ issued ordinary shares and listed warrants and become the new US holding entity of the Nova Minerals Group, as previously announced by Nova Minerals to ASX on 21 April 2026.

Court Approves Schemes and Lodgment of Court Orders

Nova Minerals is pleased to announce that the Supreme Court of New South Wales (Court) has today made orders approving the proposed Schemes.

Pursuant to section 411(10) of the Corporations Act 2001 (Cth), the Schemes will become legally effective upon lodgement of the Court orders with the Australian Securities and Investments Commission (ASIC).

It is expected that a copy of the Court’s orders with respect to the Schemes will be lodged with ASIC tomorrow, at which time the Schemes will become legally effective.

Nova Minerals intends to apply for Nova Minerals’ ordinary shares on the ASX and OTC, and Nova Minerals’ ADSs and listed warrants on the Nasdaq, subject to the Schemes becoming legally effective, to be suspended from trading with effect from the close of trading on Wednesday, 3 June 2026.

Indicative Timetable

The key indicative dates and times for the Schemes are as follows (Sydney time unless otherwise indicated):

Effective date of the Schemes	Wednesday, 3 June 2026

Last date of trading of Nova Minerals shares on ASX	Wednesday, 3 June 2026

Last date of trading – OTC Shares, ADSs and Listed Warrants on Nasdaq	Wednesday, 3 June 2026 (New York time)

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

Admission of US Holdco CDIs on ASX	Wednesday, 3 June 2026

Record date for determining entitlements to the Share Scheme consideration and Warrant Scheme consideration	Tuesday, 9 June 2026

Implementation date for the Schemes	Tuesday, 16 June 2026

Delisting of Nova Minerals from the official list of ASX	Tuesday, 16 June 2026

Admission of US Holdco on NYSE	Tuesday, 16 June 2026 (New York time)

Anticipated trading of US Holdco CDIs on a normal settlement basis on ASX	Wednesday, 17 June 2026

First day of quotation of US Holdco Shares and US Holdco Listed Warrants on NYSE	Expected to commence promptly following the Implementation Date

All dates are indicative only. Any changes to the above timetable will be announced to ASX.

Small Parcel Holders

If you are a Shareholder holding Shares on ASX whose address is shown in the Company’s Australian share registry as being in a jurisdiction outside Australia, Belgium, Israel, New Zealand, Panama, United Kingdom and the United States or who is otherwise determined to be ineligible to receive CDIs based on applicable foreign law, you will be deemed an Ineligible Foreign Holder.

Shareholders who, based on their holding of Nova Minerals ordinary shares on the record date, hold less than a marketable parcel of Nova Minerals ordinary shares (being a parcel of shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the record date) (Small Parcel Holders) have until 7:00pm (Sydney time) on the Effective Date to submit a Small Parcel Holder Election Form.

Further details on the consideration received by Small Parcel Holders and the process for Small Parcel Holders to make an election is set out in section 5.5 of the Scheme Booklet.

Update to 1 June 2026 Announcement – Results of Scheme Meeting

Nova Minerals refers to its announcement of 1 June 2026 in relation to the voting results of the Schemes. Nova Minerals has been advised that the data which the Company was given to produce that the “Disclosure of Proxy Votes (Warrant Scheme)” table, attached to that announcement, was incorrect. Nova Minerals has now been provided with correct data and the updated “Disclosure of Proxy Votes – Warrant Scheme” table is attached to the end of this announcement. Nova Minerals advises that this correction has not impacted any other matter concerning the Scheme including the approval by the Court or the Indicative Timetable referred to above.

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Further information

If you have any questions in relation to the Schemes, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia) Monday to Friday between 8:30 am and 7:00 pm (Sydney time).

This announcement has been authorised for release by the Company Secretary, Ian Pamensky.

For further information regarding Nova Minerals Limited, please visit the Company’s website (www.novaminerals.com.au).

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

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Disclosure of Proxy Votes – Warrant Scheme

Nova Minerals Limited
Warrant Scheme of Arrangement
Friday, 29 May 2026

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to the resolution put to the Warrant Scheme Meeting.

Voting Results (on the basis of beneficial holder instructions)

Resolution		FOR	AGAINST	ABSTAIN	Outcome
That, pursuant to and in accordance with section 411 of the Corporations Act, the warrant scheme of arrangement proposed between Nova and the holders of its listed warrants as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Nova are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Warrant Scheme with any such alterations or conditions.	Warrants	57,247 (99.89%)	63 (0.10%)	1	Carried
	Beneficial holders of Warrants	18 (85.71%)	3 (14.29%)	1

Note: As Cede & Co is the sole registered Warrant Holder and holds warrants as a bare nominee for The Depositary Trust & Clearing Corporation (DTC), the beneficial holder account voting instructions cast at the meeting are shown.

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